Exhibit 99.9

Points International Ltd. Reports First Quarter 2013 Financial Results

– Q1 Revenues of $36.9 million, an increase of 32% over Q1 2012
– Reiterates 2013 revenue guidance of $200 - $220 million; 42% - 57% estimated growth year-over-year

Toronto, Canada, May 2, 2013 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), the global leader in reward currency management, today announced results for the first quarter ended March 31, 2013.

“I am happy to report that the momentum we saw in 2012 continued into the first quarter of 2013,” said Points Chief Executive Officer, Rob MacLean. “Points delivered first quarter financial performance slightly ahead of our expectations, with revenues growing 32% over the prior-year period. As top-line revenues increased so too did transactions across our platform, with points and miles transacted increasing 18% over the first quarter of 2012. As I highlighted last quarter, the first quarter of 2013 marked the start of an important investment year for Points. During the quarter we began to invest in the continued innovation and expansion of our core business as well as to advance our open platform strategy.”

“While we worked diligently this past quarter to grow and expand our current business and platform, the development and execution of our new business pipeline also remained top-of-mind. To-date in 2013, we have launched three of our previously announced new partners and deployed 6 new products into the market. Among those partners launched were Speedway, one of America’s largest company-owned and operated gasoline and convenience stores in the United States, and SVM Fuel Links, a leader in gasoline and retail gift cards, as participants in our Corporate Mileage Sales program. In addition, we launched Finnair, a leading European airline, for buy and gift products. We are also extremely excited for the anticipated launch of Southwest, which combined with recently launched partnerships, will contribute materially to the second-half of 2013.”

MacLean concluded, “Looking ahead, we expect to continue to meaningfully invest against innovation in the quarters to come. We are confident that the progress and investments we are making today will continue to position Points for long-term leadership in the loyalty ecosystem. We remain on track to meet our 2013 revenue guidance of $200-$220 million and expect that the leverage inherent in our model will be increasingly evident in the second half of 2013 and even more so in 2014.”

First Quarter 2013 Financial Results

Revenues totaled $36.9 million up 32% from $28.0 million in the prior-year time period. Principal revenues totaled $34.6 million, up 37% from $25.3 million in the first quarter of 2012. The year-over-year increase in principal revenues was led by strong transactional growth from Points’ reseller partners. Other partner revenue totaled $2.3 million, down 14% from $2.7 million in the prior-year time period.

Gross margin dollars totaled $6.7 million, or 18% of total revenue. This compares to $6.4 million, or roughly 23% of total revenue, in the first quarter of 2012. In absolute dollars and as a percent of revenue, gross margin was impacted by the relative mix of partner and product sales during the quarter. With the addition of larger partnerships throughout the year, Points expects meaningful growth in margin dollars coupled with margin percentages in the sub-20% range.

The Company has continued to focus on strategic investments and hires to support the long-term growth of Points International. In light of these investments, EBITDA was $529,000 compared to $1.1 million in the first quarter of 2012.

The Company reported a net loss of $48,000, or break-even per share, compared to net income of $574,000, or $0.04 per share, in the first quarter of 2012. The year-over-year decrease in net income was largely due to a combination of lower EBITDA and increased depreciation and amortization expense.

First Quarter 2013 Business Metrics

	Q1/13	Q1/12	Q1/13 vs. Q1/12	Q4/12	Q1/13 vs. Q4/12
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	4,420,726	3,755,710	17.7%	4,411,123	0.2%
No. of Points/Miles Transactions	377,845	364,176	3.8%	371,399	1.7%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,975,818	3,282,092	21.1%	3,799,974	4.6%
No. of Points/Miles Transactions	354,992	344,245	3.1%	340,992	4.1%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	444,908	473,618	(6.1%)	611,150	(27.2%)
No. of Points/Miles Transactions	22,853	19,931	14.7%	30,407	(24.8%)
Cumulative Registered Users	3,550,883	3,087,282	15.0%	3,451,773	2.9%

As of March 31, 2013, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $55.6 million. The company remains debt free and is pleased with its overall financial position.

Outlook

The Company is reiterating its financial guidance for the year ending December 31, 2013, as follows:

The Company expects revenue to be in the range of $200 million to $220 million, an increase of 42% — 57% over 2012.
The Company expects EBITDA to be in the range of $10 million to $13 million prior to making strategic investments.
The Company plans to re-invest a portion of its incremental profitability in 2013 in the range of $2-$3 million.
Based on business in market today combined with deals announced to-date, the Company expects to exit 2013 at approximately $300 million annualized revenue run rate.

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0789 ten minutes prior to the start time. International dialers should call (201) 689-8562.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through May 16, 2013 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 411940.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services,

Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2013 with respect to organic revenue growth, the size of our pipeline opportunity and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge / Kimberly Esterkin
laurab@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information1

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2013	December 31, 2012	March 31, 2012

Total Revenue	$36,918	$40,803	$28,038
Direct cost of principal revenue	30,259	32,825	21,632
Gross Margin	$6,659	$7,978	$6,406
Gross Margin %	18%	20%	23%

Reconciliation of Operating Income (Loss) to EBITDA2

	For the three months ended
Expressed in thousands of United States dollars

	March 31, 2013	December 31, 2012	March 31, 2012

Operating income (loss)	$(418)	$756	$501
Depreciation and amortization	919	728	661
Foreign exchange (gain) loss	28	(33)	(45)
Impairment of long-lived assets	-	110	-
EBITDA	$529	$1,561	$1,117

________________________________________
1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.

2 EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, and impairment) is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	March 31,	December 31,
	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$39,611	$45,108
Restricted cash	3,194	3,202
Funds receivable from payment processors	9,630	10,057
Security deposits	3,209	2,780
Accounts receivable	1,708	1,912
Prepaid expenses and other assets	1,359	940
Total current assets	$58,711	$63,999

Non-current assets
Property and equipment	2,240	2,207
Intangible assets	2,410	2,856
Goodwill	2,580	2,580
Deferred tax assets	6,937	6,485
Long-term investment	1	-
Other assets	588	617
Total non-current assets	$14,756	$14,745
Total assets	$73,467	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	2,784	4,673
Payable to loyalty program partners	40,974	44,912
Current portion of other liabilities	901	594
Total current liabilities	$44,659	$50,179

Non-current liabilities
Other liabilities	681	738
Total non-current liabilities	$681	$738

Total liabilities	$45,340	$50,917

SHAREHOLDERS’ EQUITY
Share capital	57,928	57,564
Contributed surplus	10,165	10,105
Accumulated other comprehensive loss	(130)	(54)
Accumulated deficit	(39,836)	(39,788)
Total shareholders’ equity	$28,127	$27,827
Total liabilities and shareholders’ equity	$73,467	$78,744

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	2013	2012

REVENUE
Principal	$34,600	$25,340
Other partner revenue	2,304	2,689
Interest	14	9
Total Revenue	$36,918	$28,038

EXPENSES
Direct cost of principal revenue	30,259	21,632
Employment costs	4,495	3,594
Marketing and communications	269	367
Technology services	235	173
Depreciation and amortization	919	661
Foreign exchange (gain) loss	28	(45)
Operating expenses	1,131	1,155
Total Expenses	$37,336	$27,537

OPERATING INCOME (LOSS) BEFORE INCOME TAX	$(418)	$501

Income tax recovery	(370)	(73)
NET INCOME (LOSS)	$(48)	$574

OTHER COMPREHENSIVE LOSS
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $39 (2012: expense of $12)	(108)	34
Reclassification to net income of gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $11 (2012: expense of $18)	32	(51)
Other comprehensive loss for the period, net of income tax	$(76)	$(17)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(124)	$557

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$(0.00)	$0.04
Diluted earnings (loss) per share	$(0.00)	$0.04

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

Expressed in thousands of United States dollars
(Unaudited)

			Attributable to equity holders of the Company
	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
		Surplus		gains	other	deficit	shareholders’
				(losses) on	comprehensi		equity
				cash flow	ve income
				hedges	(loss)

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net loss	-	-	-	-	-	(48)	(48)

Other comprehensive loss	-	-	-	(76)	(76)	-	(76)
Total comprehensive loss	-	-	-	(76)	(76)	(48)	(124)
Effect of share option compensation plan	-	134	134	-	-	-	134
Effect of RSU compensation plan	-	102	102	-	-	-	102
Share issuances	364	(176)	188	-	-	-	188
Balance at March 31, 2013	$57,928	$10,165	$68,093	$(130)	$(130)	$(39,836)	$28,127

Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net Income	-	-	-	-	-	574	574
Other comprehensive loss	-	-	-	(17)	(17)	-	(17)
Total comprehensive income	-	-	-	(17)	(17)	574	557
Effect of share option compensation plan	-	201	201	-	-	-	201
Effect of RSU compensation plan	-	17	17	-	-	-	17
Share issuances	486	(117)	369	-	-	-	369
Balance at March 31, 2012	$57,864	$9,772	$67,636	$26	$26	$(47,476)	$20,186

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	2013	2012
Cash flows from operating activities
Net income (loss) for the period	$(48)	$574
Adjustments for:
Depreciation of property and equipment	372	131
Amortization of intangible assets	547	530
Unrealized foreign exchange (gain) loss	(371)	263
Equity-settled share-based payment transactions	236	218
Deferred income tax recovery	(424)	(83)
Unrealized net gain on derivative contracts designated as cash
flow hedges	(103)	(23)
Changes in non-cash balances related to operations	(5,765)	1,368
Cash provided by (used in) operating activities	$(5,556)	$2,978

Cash flows from investing activities
Acquisition of property and equipment	(405)	(184)
Additions to intangible assets	(101)	(123)
Long-term investment	(1)	-
Cash used in investing activities	$(507)	$(307)

Cash flows from financing activities
Proceeds from exercise of share options	188	369
Cash provided by financing activities	$188	$369

Net increase (decrease) in cash and cash equivalents	$(5,875)	$3,040
Cash and cash equivalents at beginning of the period	45,108	34,853
Effect of exchange rate fluctuations on cash held	378	(271)
Cash and cash equivalents at end of the period	$39,611	$37,622

Interest Received	$17	$10
Interest Paid	$-	$-